UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Stein Mart, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

858375108

(CUSIP Number)

Jay Stein

8265 Bayberry Rd.

Jacksonville, FL 32256

(904) 346-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858375-10-8	13D	Page 1 of 4 pages

1	Names of Reporting Persons Jay Stein
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

CUSIP No. 858375-10-8	13D	Page 2 of 4 pages

1	Names of Reporting Persons Stein Family Holdco LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 858375-10-8	13D	Page 3 of 4 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 10, 2020 (as amended to date, the “Statement”), relating to Common Stock, $0.01 par value per share (the “Common Stock”), of Stein Mart, Inc., a Florida corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

This Amendment No. 2 is being filed on behalf of the Reporting Persons to report that, as of August 18, 2020, the Reporting Persons do not beneficially own any shares of Common Stock.

(c)	Item 5(c) of the Schedule 13D is amended and supplemented by inserting the following information:

From the date of the most recent amendment to this Schedule 13D through August 18, 2020, Stein LLC disposed of 17,339,544 shares of Common Stock, in a series of transactions at prices ranging from $0.1154 to $0.1833 per share in open market transactions on the Nasdaq Capital Market. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
August 14, 2020	5,090,000	$0.1154
August 17, 2020	8,091,940	$0.1833
August 18, 2020	4,157,604	$0.1167

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock of the Issuer since the most recent filing on Schedule 13D.

(d)	None.

(e)	As of August 18, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

CUSIP No. 858375-10-8	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2020

Jay Stein

/s/ Jay Stein

Stein Family Holdco LLC

By:	/s/ Jay Stein
Name:	Jay Stein
Title:	Manager